

Mail Stop 4631

March 9, 2018

Via E-mail
Mr. Greggory W. Branning
Chief Financial Officer
CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, Texas 75240

    RE: **CSW Industrials, Inc.**
                 Form 10-K for the Year Ended March 31, 2017
                 Filed June 14, 2017
                 Form 10-Q for the Period Ended December 31, 2017
                 Filed February 8, 2018
                 File No. 1-37454

Dear Mr. Branning:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended December 31, 2017

Financial Statements

3. Discontinued Operations, page 7

1.   During the third quarter of fiscal year 2018, we note you commenced the sale process to divest your Coatings business to allow you to focus resources on your core growth platforms. Please tell us how you determined that the sale of your Coatings business should be presented as discontinued operations. Please provide us with a comprehensive analysis that specifically addresses how you determine that the sale of your coatings business represents a strategic shift that has (or will have) a major effect on your operations and financial results. Refer to ASC 205-20-45-1.

2.   We note that you have recorded $46.0 million of impairment expense within discontinued operations. Please help us understand how you determined your impairment charge by providing the following:

- Please provide us with the breakdown of your impairment charge, including the amounts associated with goodwill and intangibles separately. Please describe your methodology for determining your impairment charges;

- Please tell us whether your Coatings business meets the definition of a business in ASC 805;

- We note that your former Coatings, Sealants and Adhesives segment had approximately $22.4 million of goodwill as of March 31, 2017. In addition, your goodwill increased from $80.9 million at March 31, 2017 to $81.9 million at December 31, 2017. Please help us understand how your goodwill balance increased considering that you presented your Coatings business as held for sale and discontinued operations. Please specifically address whether or not you assigned goodwill to your Coatings business. Refer to ASC 350-20-40; and

- We note that you have combined your remaining Sealants and Adhesive business with your Specialty chemical reportable segment. Please help us understand how you have reallocated your goodwill balance to your Specialty Chemical business. Please also tell us whether you tested your goodwill for impairment before and after your change in reporting structure. Refer to ASC 350-20-35-45 and 35-46.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 with any questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction